                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  ------------

                    Under the Securities Exchange Act of 1934

                               (Amendment No.--)*

                           Andresmin Gold Corporation

                              --------------------

                                (Name of Issuer)

                        Common Stock, par value $0.001

                        --------------------------------

                         (Title of Class of Securities)

                                   034422 10 5

                                    ---------

                                 (CUSIP Number)

                            Michael T. Shannon, Esq.

                    Devlin Jensen, Barristers & Solicitors

                        555 W. Hastings St., Suite 2550

                        Vancouver, B.C., Canada, V6B 4N5

                                 (604) 684-2550

                                 --------------

            (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)

                                September 2, 2004

                                ----------------

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

                                Page 1 of 5 Pages

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CUSIP NO.: 034422 10 5                   13D                   Page 2 of 5 Pages

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(1)  NAME OF REPORTING PERSON

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ian Brodie

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]

     (See Instructions)                                                (b)  [ ]

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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS (See Intructions)

     OO (See Item 3)

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(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [ ]

     PURSUANT TO ITEMS 2(d) OR 2(e)

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian

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                    (7)  SOLE VOTING POWER

                         3,525,000

Number of           ------------------------------------------------------------

Shares              (8)  SHARED VOTING POWER

Beneficially

Owned by                 0

Each                ------------------------------------------------------------

Reporting           (9)  SOLE DISPOSITIVE POWER

Person With

                         3,525,000

                    ------------------------------------------------------------

                    (10) SHARED DISPOSITIVE POWER

                         0

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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,525,000

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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES (See Instructions)                                      [ ]

--------------------------------------------------------------------------------

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CUSIP NO.: 034422 10 5                   13D                   Page 3 of 5 Pages

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.93%

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(14) TYPE OF REPORTING PERSON (See Instructions)

     IN

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Item 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Andresmin Gold

Corporation, a corporation organized under the laws of the State of Montana (the

"Issuer"). The Issuer's registered office is 5320 Flat Iron, P.O. Box 1250,

Browning, Montana  59417. The address of the principal executive offices of the

Issuer is 409 Granville St., Suite 1450, Vancouver, B.C., Canada, V6C 1T2.

Item 2.   IDENTITY AND BACKGROUND

          (a) - (c)

          Ian Brodie's principal occupation is President and director of the Issuer.  Mr. Brodie's residential address is 1010 Beach Ave., Suite 701, Vancouver, B.C., Canada, V6E 1T7.

          (d) - (f)

          During the last five years, Mr. Ian Brodie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Brodie has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Ian Brodie is a Canadian citizen.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to a Stock Purchase Agreement dated August 18, 2004, between

Mr. Ian Brodie and Mr. Kenneth Larsen, Mr. Brodie acquired 18,525,000 shares of common stock of the Issuer from Mr. Larsen for consideration of $1,425.00 constituting approximately 39.21% of the Issuer's outstanding capital stock.  However, immediately after such acquisition, Mr. Brodie instructed and authorized the Issuer to cancel 15,000,000 of 18,525,000 shares that he acquired from Mr. Larsen.  Therefore, Mr. Brodie currently owns 3,525,000 shares of


CUSIP NO.: 034422 10 5                   13D                   Page 4 of 5 Pages

common stock of the Issuer constituting approximately 10.93% of the Issuer's outstanding capital stock.

Item 4.   PURPOSE OF TRANSACTION

          Mr. Ian Brodie is currently holding the shares for investment purposes. Mr. Ian Brodie has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item

4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  Mr. Ian Brodie currently owns 3,525,000 shares of Common Stock of the Issuer which represents approximately 10.93% of the outstanding Common Stock of the Issuer. This percentage is based on 32,244,015 shares of Common Stock issued and outstanding.

          (b)  Mr. Ian Brodie has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,525,0000 shares of Common Stock.

          (c)  Except as otherwise described herein, and to the knowledge of Mr.

Ian Brodie, Mr. Brodie has not affected any transaction in the Common Stock during the past sixty (60) days.

          (d)  Except as otherwise described herein, and to the knowledge of Mr.

Ian Brodie, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Ian Brodie.

          (e)  It is inapplicable for the purpose herein to state the date on which Mr. Ian Brodie ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT

          TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts,

arrangements, understandings or relationships (legal or otherwise) between Mr.

Ian Brodie and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Ian Brodie.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable as there are no exhibits to be filed with this Schedule

13D.


CUSIP NO.: 034422 10 5                   13D                   Page 5 of 5 Pages

                                    SIGNATURE

                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2004                          /s/ Ian Brodie

                                            ----------------------------------

                                                       Ian Brodie

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